April 2007	Filed pursuant to Rule 433 Dated March 27, 2007 Relating to Amendment No. 1 to Preliminary Pricing Supplement No. 244 dated March 23, 2007 Registration Statement No. 333-131266

Structured Investments
Opportunities in Commodities

Buffered PLUS based on the Goldman Sachs Grains – Excess Return Index® due October 30, 2008
Performance Leveraged Upside SecuritiesSM
Buffered PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies while providing some protection against negative performance by the asset. The leverage typically applies only for a certain range of price performance and once the asset has decreased below a specified buffer level, the investor is exposed to the negative price performance, subject to a minimum payment at maturity. In exchange for leveraged exposure to the actual positive performance and the protection of the buffer, investors generally forgo performance above a specified maximum payment. At maturity, if the asset has depreciated, (i) the Buffered PLUS will redeem for par unless the asset has declined below the specified buffer level or (ii) if the closing value of the asset is below the buffer level, the investor will lose 1% for every 1% decline below the specified buffer level, subject to a minimum payment at maturity. At maturity, if the asset has appreciated, investors will receive more than the stated principal amount, subject to a maximum payment.

S U M M A R Y T E R M S
Issuer:		Morgan Stanley
Aggregate principal amount:		$
Stated principal amount:		$1,000 per Buffered PLUS
Issue price:		100% ($1,000 per Buffered PLUS) (See “Commissions and issue price” below)
Pricing date:		April , 2007
Original issue date:		April , 2007 (5 business days after the pricing date)
Maturity date:		October 30, 2008
Underlying index:		Goldman Sachs Grains – Excess Return Index®
Payment at maturity:

(a) If final index value is greater than initial index value;
     $1,000 + ($1,000 x 125% x index percent increase)
     In no event will the payment at maturity exceed the maximum payment at maturity.
(b) If final index value is less than or equal to initial index value but greater than or equal to the downside protection value of 85% of the initial index value;
     $1000
(c) If final index value is less than the downside protection value of 85% of the initial index value;
     ($1,000 x index performance factor) + $150
     This amount will be less than the stated principal amount of $1,000.
     However, under no circumstances will the Buffered PLUS pay less than $150 per Buffered PLUS at maturity.

Index percent increase:		(final index value – initial index value) / initial index value
Initial index value:		The official settlement price of the underlying index on the pricing date
Final index value:		The official settlement price of the underlying index on the index valuation date
Index valuation date:		October 21, 2008, subject to adjustment for certain market disruption events
Upside leverage factor:		125%
Maximum payment at maturity:		$1,220 to $1,250 (122% to 125% of the stated principal amount, as determined on the pricing date)
Index performance factor:		(final index value / initial index value)
Downside protection value:		, which is equal to 85% of the initial index value
CUSIP:		61750V279
Listing:		The Buffered PLUS will not be listed on any exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per note	100%	1.75%	8.25%
	Total	$	$	$
(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $992.50 per Buffered PLUS. Please see “Issue price” on page 4 for further details.
(2) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying amendment no. 1 to the preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE THE AMENDMENT NO. 1 TO PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Amendment No. 1 to Preliminary Pricing Supplement No. 244 dated March 23, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

Investment Overview Buffered Performance Leveraged Upside Securities
Exposure to commodities is a component of portfolio diversification. Investors who believe they have underweight exposure to commodities can use the Buffered PLUS based on the value of the Goldman Sachs Grains – Excess Return Index (the “Buffered PLUS”):
■	To gain access to commodities and provide portfolio diversification from traditional fixed income/equity investments
■	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of price performance
■	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario
■	To achieve similar levels of downside and upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the upside leverage factor
■	To obtain a buffer against a specified level of negative performance in the underlying index and protect a specified portion of the invested principal against negative performance
	Maturity:	18 months
	Upside leverage factor:	125%
	Maximum payment at maturity:	$1,220 to $1,250 (122% to 125% of the stated principal amount)
	Downside protection value:	85%, buffering against up to a 15% decrease in the underlying index
	Principal protection:	Only 15% ($150) of the stated principal amount is protected

Goldman Sachs Grains – Excess Return Index® Overview
The Goldman Sachs Grains – Excess Return Index® is a sub-index of the Goldman Sachs Commodity Index® – Excess Return, a world production-weighted index that is designed to reflect the relative significance of certain underlying commodities in the world economy, and represents only the grains component of the Goldman Sachs Commodity Index® – Excess Return. As of the date of the preliminary amendment no 1 to the pricing supplement, the components of the Goldman Sachs Grains – Excess Return Index® and their proportional weightings are corn (approximately 40%), soybeans (approximately 19%), Chicago wheat (approximately 30%) and Kansas wheat (approximately 11%). The Goldman Sachs Commodity Index® – Excess Return was developed, and is calculated, maintained and published daily by Goldman, Sachs & Co. See “Risk Factors – Adjustments to the underlying index could adversely affect the value of the Buffered PLUS” on page 8 for a discussion of the sale of the Goldman Sachs Commodity Index® – Excess Return.

Information as of market close on March 22, 2007

Bloomberg Ticker:	GSGRER	52 Week High (on 2/22/07):	43.47430
Current Index Level:	45.58899	52 Week Low (on 1/9/07):	35.46467
52 Weeks Ago:	37.87878

Underlying Index Historical Performance – End of Week Values January 4, 2002 to March 22, 2007

April 2007	Page 2

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

Key Investment Rationale

This 18 month investment offers 125% leveraged upside, subject to a maximum payment at maturity of 122% to 125% of the stated principal amount, and provides a buffer against a decline of 15%, ensuring a minimum return of $150 at maturity.

Investors who are willing to take downside risk can use the Buffered PLUS to enhance returns up to the maximum payment at maturity, while protecting their principal against a 15% decrease in the underlying index and ensuring a minimum return at maturity.

Leverage Performance	The Buffered PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of price performance.

Access	■ Exposure to the underlying index which tracks the price movements of four grains.

■ Portfolio diversification from traditional fixed income/equity investments.

Payment Scenario 1	The underlying index increases in value and, at maturity, the Buffered PLUS redeem for the maximum payment at maturity, 122% to 125% of the stated principal amount.

Payment Scenario 2	The underlying index decreases in value by no more than 15% and, at maturity, the Buffered PLUS redeem for the $1,000 stated principal amount.

Worst Case Scenario

The underlying index declines in value and, at maturity, the Buffered PLUS redeem for less than the stated principal amount by an amount equal to 1% for every 1% the underlying index declines below the downside protection value. (Example: if the underlying index decreases by 25%, the Buffered PLUS will redeem for $900). The minimum payment at maturity is $150.

Summary of Selected Key Risks (see page 8)

■	85% of the stated principal amount is at risk.

■	No interest payments.

■	Appreciation potential is limited by the maximum payment at maturity.

■	The Buffered PLUS will not be listed on any exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	The market price of the Buffered PLUS will be influenced by many unpredictable factors, including the value and volatility of the underlying index and grains.

■	An investment in the Buffered PLUS exposes you to a concentrated risk in grains.

■	Grain prices are volatile and are affected by numerous factors.

■	Investing in the Buffered PLUS is not equivalent to investing in the underlying index.

■	Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the Buffered PLUS.

■	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.

■	Economic interests of the calculation agent may be potentially adverse to investors.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary prices.

■	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

April 2007	Page 3

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

Fact Sheet
The Buffered PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, only guarantee a 15% return of principal at maturity and have the terms described in the amendment no. 1 to the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, investors will receive for each $1,000 stated principal amount of Buffered PLUS that the investor holds, an amount in cash that may be more than, equal to or less than the stated principal amount based upon the closing value of the underlying index at maturity. The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
April , 2007	April , 2007 (5 business days after the pricing date)	October 30, 2008
Key Terms
Issuer:	Morgan Stanley
Underlying index:	Goldman Sachs Grains – Excess Return Index®
Underlying index publisher:	Goldman, Sachs and Co., or any successor publisher 100% ($1,000 per Buffered PLUS)
Issue price:

The Buffered PLUS will be issued at $1,000 per Buffered PLUS and the agent’s commissions will be $17.50 per Buffered PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Buffered PLUS will be $996.25 per Buffered PLUS and $13.75 per Buffered PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Buffered PLUS will be $994.375 per Buffered PLUS and $11.875 per Buffered PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of Buffered PLUS will be $992.50 per Buffered PLUS and $10 per Buffered PLUS, respectively. Selling concessions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the Buffered PLUS distributed by such dealers.

Aggregate principal amount:	$
Stated principal amount:	$1,000 per Buffered PLUS
Denominations:	$1,000 per Buffered PLUS and integral multiples thereof
Interest:	None
Payment at maturity:

(a) If final index value is greater than initial index value;
     $1,000 + ($1,000 x 125% x index percent increase)
     In no event will the payment at maturity exceed the maximum payment at maturity.
(b) If final index value is less than or equal to initial index value but greater than or equal to the downside protection value of 85% of the initial index value;
     $1000
(c) If final index value is less than the downside protection value of 85% of the initial index value;
     ($1,000 x index performance factor) + $150
     This amount will be less than the stated principal amount of $1,000.
     However, under no circumstances will the Buffered PLUS pay less than
     $150 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 x upside leverage factor x index percent increase
Upside leverage factor:	125%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:

The official settlement price of the underlying index on the pricing date.

If the initial index value as finally determined by the underlying index publisher differs from any initial index value specified in the final pricing supplement, we will include the definitive initial index value in an amended pricing supplement.

Final index value:	The official settlement price of the underlying index on the index valuation date as published by the underlying index publisher.
Index valuation date:	October 21, 2008, subject to adjustment for certain market disruption events.
Index performance factor:	(final index value / initial index value)
Downside protection value:	, which is equal to 85% of the initial index value
Maximum payment at maturity:	$1,220 to $1,250 (122% to 125% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Minimum payment at maturity:	$150
Risk factors:	Please see “Risk Factors” on page 8.

April 2007	Page 4

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

General Information
Listing:	The Buffered PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the Buffered PLUS and you should be willing to hold the Buffered PLUS to maturity.
CUSIP:	61750V279
Tax considerations:

You should note that the discussion under “United States Federal Taxation” in the accompanying amendment no. 1 to the prospectus supplement does not apply to the Buffered PLUS offered under these preliminary terms and is superseded by the following discussion.Although the Issuer believes the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS.

Assuming this characterization of the Buffered PLUS is respected, the following U.S. federal income tax consequences should result:

  A U.S. Holder should not be required to recognize taxable income over the term of the Buffered PLUS prior to maturity, other than pursuant to a sale or exchange; and
  Upon sale, exchange or settlement of the Buffered PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Buffered PLUS. Such gain or loss should be long-term capital gain or loss if the investor has held the Buffered PLUS for more than one year.

Please read the discussion under “Risk Factors – Structure Specific Risk Factors” in these preliminary terms concerning the U.S. federal income tax consequences of investing in the Buffered PLUS.
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:

The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the Buffered PLUS by taking positions in swaps or futures contracts on the underlying index or on the commodity contracts underlying the underlying index. Such purchase activity could increase the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the Buffered PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying amendment no. 1 to the preliminary pricing supplement.

ERISA:	See “ERISA” in the accompanying amendment no. 1 to the preliminary pricing supplement.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the Buffered PLUS. We encourage you to read the amendment no. 1 to the preliminary pricing supplement, the prospectus supplement and the prospectus for this offering.

April 2007	Page 5

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

How Buffered PLUS Work Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:

Stated principal amount:	$1,000
Upside leverage factor:	125%
Hypothetical maximum payment at maturity:	$1,235 (123.5% of the stated principal amount)
Downside protection value:	85% of initial index value
Minimum payment at maturity:	$150

Buffered PLUS Payoff Diagram

■	If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus 125% of the appreciation of the underlying index over the term of the Buffered PLUS, subject to the maximum payment at maturity. In the payoff diagram, investors will realize the hypothetical maximum payment at maturity at a final index value of 118.8% of the initial index value. Based on the actual and hypothetical terms above:
	–	If the underlying index appreciates 10%, investors would receive a 12.5% return, or $1,125.
	–	If the underlying index appreciates 23.5% (or more), investors will receive only the hypothetical maximum payment at maturity of 123.5% of the stated principal amount, or $1,235.
■	If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value, investors will receive $1,000.
■	If the final index value is less than the downside protection value, investors will receive an amount equal to $1,000 multiplied by the index performance factor, which will be less than 0.85, plus $150 per Buffered PLUS.
	–	If the underlying index depreciates 20%, investors would lose 5% of their principal and receive only $950 at maturity, or 95% of the stated principal amount.

April 2007	Page 6

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value, a payment at maturity equal to:

$1,000 + leveraged upside payment,

subject to a maximum payment at maturity of $1,220 to $1,250, or 122% to 125% of the stated principal amount, where,

leveraged upside payment    =    ($1,000    ×    upside leverage factor    ×    index percent increase)

and

final index value – initial index value
index percent increase	=
initial index value

If the final index value is less than or equal to the initial index value but greater than the downside protection value, a payment at maturity equal to:

$1,000

If the final index value is less than the downside protection value, a payment at maturity equal to:

($1,000    ×    index performance factor)    +    $150

where,

final index value
index performance factor	=
initial index value

Because the index performance factor will be less than 0.85, this payment will be less than or equal to $1,000, subject to a minimum payment at maturity of $150.

April 2007	Page 7

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

Risk Factors The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying amendment no. 1 to the preliminary pricing supplement, prospectus supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Buffered PLUS.

Structure Specific Risk Factors

■	Buffered PLUS do not pay interest or guarantee a return of 100% of your principal. The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 15% of the stated principal amount of the Buffered PLUS. If the final index value is less than the downside protection value, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each Buffered PLUS by an amount equal to $1,000 multiplied by the index performance factor, which will be less than 0.85, plus $150 per Buffered PLUS.

■	Appreciation potential is limited. The appreciation potential of Buffered PLUS is limited by the maximum payment at maturity of $1,220 to $1,250, or 122% to 125% of the stated principal amount. Although the upside leverage factor provides 125% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 122% to 125% of the stated principal amount for each Buffered PLUS, the percentage exposure provided by the upside leverage factor is progressively reduced as the final index value exceeds approximately 117.6% to 120% of the initial index value.

■	The underlying index tracks the performance of grains contracts and exposes you to a concentrated risk. The underlying index is composed of corn, soybeans, Chicago wheat and Kansas wheat. An investment in the Buffered PLUS is a concentrated securities investment in these grains and is not diversified among other grains or commodities.

■	Grain prices are volatile and are affected by numerous factors. Grain prices are primarily affected by weather and crop growing conditions generally and the global demand for and supply of grain, which are driven by global grain production, population growth and economic activity. In addition, prices for grain are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, including grains, and energy specifically and fiscal and monetary issues, more generally. Alternative uses for grains such as energy sources or in manufacturing also drive the prices for grains. Such alternative uses may be dependant on governmental action, such as subsidies or tariffs, and technological innovation.
Extrinsic factors also affect grain prices such as natural disasters, pestilence, scientific developments, wars and political and civil upheavals. Substitution of other commodities for grain could also impact the price of grain and therefore the performance of the Index.

■	Not equivalent to investing in the underlying index. Investing in the Buffered PLUS is not equivalent to investing in the underlying index or the futures contracts that comprise the underlying index.

■	Market price of the Buffered PLUS may be influenced by many unpredictable factors. Numerous factors will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the commodity underlying the underlying index, trends of supply and demand for the commodities underlying the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events, interest and yield rates in the market, time remaining to maturity and the creditworthiness of the issuer. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Buffered PLUS will vary and may be less than the original issue price at any time.

■	Adjustments to the underlying index could adversely affect the value of the Buffered PLUS. Goldman, Sachs & Co., which we refer to as GS & Co., as current underlying index publisher, is responsible for calculating and maintaining the underlying index. On February 6, 2007, GS & Co. and Standard and Poor’s, a division of The McGraw-Hill Companies, which

April 2007	Page 8

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

we refer to as S&P, announced that the underling index had been sold to S&P. The transfer of the underling index to S&P has not yet been completed, but once it is complete, S&P will be responsible for calculating, publishing and maintaining the Index.
The underlying index publisher, may add, delete or substitute the commodity constituting the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the Buffered PLUS. Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates. The underlying index publisher may decide to include grains other than wheat in the underlying index. If this occurs, the exposure the Buffered PLUS offers will not be limited to the U.S. wheat futures market and will include those other grains.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Buffered PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax Considerations” in these preliminary terms (the “Tax Disclosure Section”) concerning the U.S. federal income tax consequences of investing in the Buffered PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Buffered PLUS, the timing and character of income on the Buffered PLUS might differ from the tax treatment described in the Tax Disclosure Section. For example, under one possible characterization, U.S. Holders could be required to accrue original issue discount on the Buffered PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Buffered PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Buffered PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms.

Other Risk Factors

■	The Buffered PLUS will not be listed. The Buffered PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the Buffered PLUS. MS & Co. currently intends to act as a market maker for the Buffered PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the Buffered PLUS, the price at which you may be able to trade your Buffered PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Buffered PLUS.

■	Potential adverse economic interest of the calculation agent and other of our affiliates. The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount investors may receive on the Buffered PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before investors receive a payment at maturity that exceeds the issue price of the Buffered PLUS. Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash investors will receive at maturity.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the Buffered PLUS.

April 2007	Page 9

Buffered PLUS Based on the Value of the Goldman Sachs Grains – Excess Return Index®

Information about the Underlying Index

Goldman Sachs Grains – Excess Return Index®. The Goldman Sachs Grains – Excess Return Index® is a sub-index of the Goldman Sachs Commodity Index® – Excess Return, a world production-weighted index that is designed to reflect the relative significance of certain underlying commodities in the world economy, and represents only the grains component of the Goldman Sachs Commodity Index® – Excess Return. The grains component of the Goldman Sachs Commodity Index® – Excess Return consists of corn, soybeans, Chicago wheat and Kansas wheat and accordingly, the Goldman Sachs Grains – Excess Return Index® provides exposure to the prices of those grains, not to grains prices generally. The Goldman Sachs Grains – Excess Return Index® was developed, and is calculated, maintained and published daily by Goldman, Sachs & Co.

License Agreement between Goldman, Sachs & Co. and Morgan Stanley. “Goldman Sachs Grains – Excess Return Index®” and “Goldman Sachs Commodity Index® – Excess Return” are service marks of Goldman Sachs & Co., and have been licensed for use by Morgan Stanley. See “Description of Securities—License Agreement between GS& Co. and Morgan Stanley” in the accompanying amendment no. 1 to the preliminary pricing supplement.

Historical Information
The following table sets forth the published high and low daily official settlement prices, as well as end-of-quarter daily official settlement prices of the underlying index for each quarter in the period from January 1, 2002 through March 22, 2007. The closing value of the underlying index on March 22, 2007 was 46.0790. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date.

Underlying Index	High	Low	Period End
2002
First Quarter	49.1382	45.4530	46.3180
Second Quarter	49.6323	43.6309	49.6323
Third Quarter	62.2487	49.7643	57.4428
Fourth Quarter	58.5280	50.4113	50.4113
2003
First Quarter	52.1999	46.7753	47.8242
Second Quarter	53.5413	47.3184	47.8397
Third Quarter	53.6998	46.4286	51.5575
Fourth Quarter	57.9736	49.6800	55.4583
2004
First Quarter	66.9601	56.3431	65.0955
Second Quarter	67.2565	52.9653	52.9653
Third Quarter	52.5868	42.5651	42.5651
Fourth Quarter	43.5919	40.1828	41.3636
2005
First Quarter	47.3986	38.8277	43.4123
Second Quarter	45.8193	39.8573	42.1123
Third Quarter	46.4586	38.1254	39.4328
Fourth Quarter	39.8555	35.5981	38.4884
2006
First Quarter	40.8499	36.4440	38.4951
Second Quarter	42.7019	37.9681	39.4792
Third Quarter	41.3977	35.4647	38.9379
Fourth Quarter	47.9701	38.7889	46.8473
2007
First Quarter (through March 22, 2007)	49.4743	42.9472	46.0790

April 2007	Page 10